REPORT OF VOTING RESULTS

Annual General Meeting of Shareholders

April 27, 2010

National Instrument 51-102 Continuous Disclosure Obligations (Section 11.3)

MATTERS VOTED ON

Annual Meeting Matters	Outcome of Vote

1.

The election of the following  nominees as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Michael J.C. Hogan

John J. Kennedy

Robert McClinton

Donald McKenzie

Bradley J. Thomson

Keith S. Turnbull

Michael S. West.

Passed

2.

The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting, at such remuneration as may be fixed by the Board of Directors.

Passed